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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

                                In respect of its
              US$1,000,000,000 3.625% Global Notes due May 21, 2013

                    Filed pursuant to Rule 3 of Regulation BW

                               Dated: June 5, 2003

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     The following information regarding the US$1,000,000,000 3.625% Global
Notes due May 21, 2013 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement"), attached hereto as Exhibit A, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 17,
2002) is already on file with the Securities and Exchange Commission.

   Item 1. DESCRIPTION OF OBLIGATIONS

     (a) US$1,000,000,000 3.625% Global Notes due May 21, 2013.

     (b) The interest rate will be 3.625%, payable semiannually on the 21st of each of May and November, commencing on November 21, 2003 through and including May 21, 2013.

     (c) Maturing May 21, 2013. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

     (d) Not applicable.

     (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

     (f) Not applicable.

     (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

     (h) See Prospectus, pages 6-10.

     (i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.

   Item 2. DISTRIBUTION OF OBLIGATIONS

     As of May 19, 2003, the Bank entered into a Terms Agreement with Citigroup Global Markets Limited, Daiwa Securities SMBC Europe Limited, Goldman, Sachs International,

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   J.P. Morgan Securities Ltd., Morgan Stanley & Co. International Limited,
   and Nomura International plc (collectively, the "Managers"), pursuant to which the Bank agreed to issue, and the Managers agreed to purchase, a principal amount of the Notes aggregating US$1,000,000,000 at 99.122% of par, less commissions of 0.15%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that delivery of the Notes will be made on or about May 21, 2003.

     The Terms Agreement provides that the obligations of the Managers are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

     The Managers propose to offer all the Notes to the public at the public offering price of 99.122%.

   Item 3. DISTRIBUTION SPREAD

                  Price to                   Selling Discounts           Proceeds to the
                   Public                     and Commissions                Bank(1)
                   ------                     ---------------                -------
              Per Unit: 99.122%                     0.15%                     98.972%
            Total: US$991,220,000                US$1,500,000              US$989,720,000

   Item 4. DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

     None

   Item 5. OTHER EXPENSES OF DISTRIBUTION

     As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

   Item 6. APPLICATION OF PROCEEDS

     The net proceeds will be used in the general operations of the Bank.

   Item 7. EXHIBITS

           A. Pricing Supplement dated May 14, 2003

           B. Terms Agreement dated May 19, 2003

----------
(1)  Without deducting expenses of the Bank, which are not yet known.

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                                                                       EXHIBIT A


                               PRICING SUPPLEMENT

[WORLD BANK LOGO]

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                          Global Debt Issuance Facility


                                    No. 1113
            U.S. $1,000,000,000 3.625% Global Notes due May 21, 2013


                                    CITIGROUP
                                    JPMORGAN

                          DAIWA SECURITIES SMBC EUROPE
                           GOLDMAN SACHS INTERNATIONAL
                                 MORGAN STANLEY
                                NOMURA SECURITIES


              The date of this Pricing Supplement is May 14, 2003.

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This document ("Pricing Supplement") is issued to give details of an issue by
International Bank for Reconstruction and Development (the "Bank") under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS

The following items under this heading "Terms and Conditions" are the particular terms that relate to the issue that is the subject of this Pricing Supplement. These are the only terms that form part of the form of Notes for such issue.

1.     No.                                      1113

2.     Aggregate Principal Amount:              U.S.$1,000,000,000

3.     Issue Price:                             99.122 percent

4.     Issue Date:                              May 21, 2003

5.     Form of Notes                            Fed Bookentry only (not exchangeable
       (Condition 1(a)):                        for Definitive Fed Registered Notes,
                                                Conditions 1(a) and 2(b) notwithstanding)

6.     Authorized Denomination(s)               U.S. $1,000 and integral multiples of U.S.
       (Condition 1(b)):                        $1,000 in excess thereof.

7.     Specified Currency                       United States dollars (U.S.$)
       (Condition 1(d)):

8.     Maturity Date                            May 21, 2013
       (Conditions 1(a) and 6(a); Fixed
       Interest Rate):

9.     Interest Basis                           Fixed Interest Rate
       (Condition 5):

10.    Fixed Interest Rate (Condition 5(I):

       (a) Interest Rate:                       3.625 percent per annum

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
       (b) Fixed Rate Interest Payment          Each May 21 and November 21
           Date(s):                             commencing on November 21, 2003 and
                                                ending May 21, 2013.

       (c) Fixed Rate Day Count Fraction:       30/360

11.    Relevant Financial Center:               New York

12.    Relevant Business Day:                   New York

13.    Issuer's Optional Redemption
       (Condition 6(e)):                        No

14.    Redemption at the Option of the
       Noteholders (Condition 6(f)):            No

15.    Early Redemption Amount                  100.00 per cent of the Aggregate Principal
       (including accrued interest, if          Amount of each Note, plus accrued
       applicable) (Condition 9):               interest.

OTHER RELEVANT TERMS

1.     Listing (if yes, specify Stock           Luxembourg Stock Exchange
       Exchange):

2.     Details of Clearance System              U.S. Federal Reserve Banks Bookentry
       Approved by the Bank and the             system; Euroclear; Clearstream Banking,
       Global Agent and Clearance and           societe anonyme
       Settlement Procedures:

3.     Syndicated:                              Yes

4.     If Syndicated:

       (a) Liability:                           Several and not joint

       (b) Lead Managers:                       Citigroup Global Markets Inc.
                                                J.P Morgan Securities Ltd.

       (c) Stabilizing Manager:                 Citigroup Global Markets Inc.

5.     Commissions and Concessions:             0.15% combined management and
                                                underwriting commission and selling
                                                concession
6.     Codes:

       (a) Common Code:                         016902543

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
       (b) ISIN:                                US45905UCU60

       (c) CUSIP:                               45905UCU6

7.     Identity of Dealer(s)/Manager(s):        Citigroup Global Markets Inc.
                                                J.P. Morgan Securities Ltd.

                                                Daiwa Securities SMBC Europe Limited
                                                Goldman Sachs International
                                                Morgan Stanley & Co. International
                                                Limited
                                                Nomura International plc

8.     Other Address at which Bank
       Information Available:                   None

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GENERAL INFORMATION

The Bank's most recent Information Statement was issued on September 17, 2002.

The following additional selling restrictions shall apply to this issue:

1. United Kingdom          Each Dealer is required to comply with all applicable
                           provisions of the Financial Services and Markets Act
                           2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.


         INTERNATIONAL BANK FOR RECONSTRUCTION
           AND DEVELOPMENT

         By:
             ---------------------------------
               Authorized Officer

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                             INTERNATIONAL BANK FOR
                         RECONSTRUCTION AND DEVELOPMENT
                                1818 H Street, NW
                              Washington, DC 20433


                                  FISCAL AGENT
                        Federal Reserve Bank of New York
                                33 Liberty Street
                               New York, NY 10045


                         LEGAL ADVISORS TO THE MANAGERS
                             Sullivan & Cromwell LLP
                          1701 Pennsylvania Avenue, NW
                              Washington, DC 20006

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                                                                      EXHIBIT B

                           TERMS AGREEMENT NO. 1113 UNDER
                                  THE FACILITY

                                                              As of May 19, 2003

International Bank for Reconstruction
       and Development
1818 H Street, N.W.
Washington, D.C. 20433

          The undersigned agree to purchase from you (the "Bank") the Bank's US$1,000,000,000 3.625% Global Notes Due May 21, 2013 (the "Notes") described in the Pricing Supplement, dated as of May 14, 2003 in the form of Annex I hereto (the "Pricing Supplement") at 11:00 a.m. New York time on May 21, 2003 (the "Settlement Date") at an aggregate purchase price of US$989,720,000 (which is 98.972% of the aggregate principal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

          When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

          The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

          The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from each of Sullivan & Cromwell LLP and Deloitte & Touche Tohmatsu (International Firm) addressed to the Managers and giving the Managers full benefit of the existing validity opinion or accountants' letter (as the case may be) of such firm as of the respective date of such existing validity opinion or accountants' letter.

          Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented to updated.

1. The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.122 percent less a management and underwriting fee and selling concession of 0.15 percent of the principal amount).

               The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

               Name                                          Principal Amount
               ----                                          ----------------
               Citigroup Global Markets Inc.                 $  450,000,000
               J.P. Morgan Securities Ltd.                   $  450,000,000
               Daiwa Securities SMBC Europe Limited          $   25,000,000
               Goldman Sachs International                   $   25,000,000
               Morgan Stanley & Co. International Limited    $   25,000,000
               Nomura International plc                      $   25,000,000

2. Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. ABA No. 021000018 BK OF NYC/SALOMON; and payment of the purchase price specified above in immediately available funds to the Bank's account at the Federal Reserve Bank of New York:
     ABA No. 021-081-367 (IBRDSC).

3. In accordance with the provisions of Section 4(e) of the Standard Provisions, the Managers have appointed Citigroup Global Markets Inc., as Stabilizing Manager with respect to this issue of Notes.

4. The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

5. In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

6. Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

               For purposes hereof, the notice details of each of the undersigned are as follows:

               c/o J.P. Morgan Securities Ltd.
                   125 London Wall
                   London EC2Y5AJ

               Attention: Head of Syndicate
               Telephone: +44 207 779 2468
               Facsimile: +44 207 325 9153

7. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

          All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

          This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

          This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

                              CITIGROUP GLOBAL MARKETS INC.
                              J.P. MORGAN SECURITIES LTD.
                              DAIWA SECURITIES SMBC EUROPE LIMITED
                              GOLDMAN SACHS INTERNATIONAL
                              MORGAN STANLEY & CO. INTERNATIONAL LIMITED
                              NOMURA INTERNATIONAL PLC
                                              (the "Managers")

                              By:  CITIGROUP GLOBAL MARKETS INC.
                                   J.P. MORGAN SECURITIES LTD.
                                              (the "Lead Managers")

                                   By:  J.P. MORGAN SECURITIES LTD.

                                   By:  /s/
                                        ------------------------------
                                        Name:
                                        Title: VICE PRESIDENT


CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
     AND DEVELOPMENT

By:
     --------------------------------
     Name:
     Title: Authorized Officer

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